FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, October 28, 2004

THIRD QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited recorded $127.7 million of losses after tax and minority interests in the 2004 third quarter related to Hurricanes Charley, Frances, Ivan and Jeanne, while continuing to produce excellent underwriting performance excluding these losses. All of the hurricane losses were recorded within Fairfax’s insurance and reinsurance companies, primarily OdysseyRe and Crum & Forster. These losses have not adversely affected the capital adequacy of any of these companies and will not require the provision of any funds by the holding company.

The combined ratio of Fairfax’s insurance and reinsurance operations was 109.3% and 100.0% for the third quarter and first nine months respectively, but excluding the hurricane losses was 90.0% and 93.5% respectively, with every operating company producing a combined ratio excluding hurricane losses below 100%, compared to a combined ratio of those operations of 96.5% and 97.7% for the third quarter and first nine months respectively of 2003.

At the end of the third quarter, Fairfax took another step towards simplifying its runoff structure when TIG agreed to commute a number of excess of loss reinsurance contracts aggregating $665 million of coverage. This commutation, which is subject to applicable regulatory approvals and is expected to be completed in the fourth quarter, resulted in a net after-tax loss taken in the third quarter of $57.9 million.

Other 2004 third quarter highlights were as follows (comparisons are to the third quarter of 2003, except as otherwise indicated):

•	Primarily as a result of the hurricane losses and the TIG commutation, which as noted above resulted in an aggregate loss after tax and minority interests of $185.6 million, the company produced a net loss of $108.9 million ($8.08 per basic and diluted share) in the third quarter of 2004, compared to a net loss of $10.7 million ($1.02 per basic and $1.07 per diluted share) in 2003. Excluding the hurricanes and the TIG commutation, net earnings in the 2004 third quarter would have been $76.7 million.

•	The company’s insurance and reinsurance operations produced an underwriting loss of $99.0 million and an underwriting profit of $0.3 million in the third quarter and first nine months respectively, but an underwriting profit of $106.6 million and $205.9 million for those periods respectively, excluding the hurricane losses, compared to an underwriting profit of $34.1 million and $63.2 million in the third quarter and first nine months respectively of 2003.

•	Aggregate cash flow from operations at OdysseyRe, Crum & Forster and Northbridge increased to $460.3 million and $789.8 million for the third quarter and first nine months respectively, from $319.8 million and $456.0 million for the third quarter and first nine months respectively of 2003.

•	Net premiums written at the company’s insurance and reinsurance operations increased 3.3% to $1.15 billion.

•	Interest and dividend income of the company’s insurance and reinsurance operations improved to $82.2 million from $53.3 million in 2003, due primarily to increased investment portfolios reflecting positive cash flow from operations, and to an increase in yield resulting from the reinvestment late in the first quarter of 2004 of a significant portion of cash and short term investments, primarily in U.S. treasury bonds.

•	Realized gains on investments totalled $94.4 million compared to $37.1 million in 2003.

•	The company issued an additional $95.0 million of 73/4% senior notes due in 2012 and utilized $65.1 million of the approximately $91.5 million net proceeds to repurchase (and pay accrued interest on) $60.3 million of outstanding senior notes due in 2005 and 2006. Fairfax is continuing to attempt to purchase outstanding senior notes, consistent with its previously announced deleveraging intent.

•	At September 30, 2004, the company had $325.9 million of cash, short investments and marketable securities at the holding company level.

•	Common shareholders’ equity per basic share decreased to $191.10 from $192.81 at December 31, 2003.

Following is a summary of Fairfax’s unaudited third quarter and nine month financial results:

	THREE MONTHS ENDED SEPT 30		NINE MONTHS ENDED SEPT 30
	2004	2003	2004	2003
	($ millions except per share amounts)
Total revenue	1,418.4	1,175.3	4,338.3	4,138.6
Earnings (loss) before income taxes and non-controlling interests	(115.3)	8.0	100.6	502.0
Net earnings (loss)	(108.9)	(10.7)	(23.4)	264.5
Net earnings (loss) per share	$(8.08)	$(1.02)	$(2.32)	$18.04
Net earnings (loss) per diluted share	$(8.08)	$(1.07)	$(2.32)	$17.85

Combined ratios were as follows:

	THREE MONTHS ENDED SEPT 30			NINE MONTHS ENDED SEPT 30
		2004 Excluding			2004 Excluding
		Hurricane			Hurricane
	2004	Losses	2003	2004	Losses	2003
Insurance — Canada (Northbridge)	89.4%	79.8%	92.7%	90.9%	87.5%	93.9%
— U.S.	134.9%	93.1%	99.1%	110.3%	97.7%	101.1%
— Asia	92.8%	92.8%	95.2%	91.2%	91.2%	98.1%
Reinsurance (OdysseyRe)	107.7%	92.8%	96.5%	99.2%	94.1%	97.2%

Consolidated	109.3%	90.0%	96.5%	100.0%	93.5%	97.7%

At September 30, 2004, the pre-tax unrealized loss on portfolio investments was $23.1 million. The decrease of $268.0 million from the unrealized gain of $244.9 million at the end of 2003 resulted principally from the upward movements in interest rates from those prevailing at December 31, 2003.

There were 13.8 million weighted average shares outstanding in the third quarter of 2004 compared to 14.0 million in the third quarter of 2003.

Fairfax’s detailed third quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, October 29, 2004 to discuss its third quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

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